UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 16 August 2022, London UK

GSK completes acquisition of Affinivax, Inc.

GSK plc (LSE/NYSE: GSK) today announced it has completed the acquisition of Affinivax, Inc (Affinivax), a clinical-stage biopharmaceutical company based in Cambridge (Boston, Massachusetts). Affinivax has pioneered the development of a novel class of vaccines, the most advanced of which are next-generation pneumococcal vaccines.

As previously announced, the acquisition of Affinivax aligns with GSK's strategy of building a strong portfolio of specialty medicines and vaccines. It includes a next-generation 24-valent pneumococcal vaccine candidate (AFX3772), currently in phase II development, which is based on the highly innovative Multiple Antigen Presenting System (MAPSTM) platform technology. A 30-plus valent pneumococcal candidate vaccine is also in pre-clinical development.

The MAPSTM technology supports higher valency than conventional conjugation technologies, potentially enabling broader coverage against prevalent pneumococcal serotypes and generating higher antibody responses against many individual serotypes than current pneumococcal vaccines.

Tony Wood, Chief Scientific Officer, GSK, said: "Affinivax's exciting pneumococcal vaccine candidates, the potentially disruptive MAPs technology and their fantastic scientific talent, further strengthen our pipeline of novel vaccines and presence in the Boston area".

In the adult phase I/II clinical trials, AFX3772 was well tolerated in participants and demonstrated good immune responses compared to the current standard of care. In July 2021, the US Food and Drug Administration granted Breakthrough Therapy designation for AFX3772 to prevent S. pneumoniae invasive disease and pneumonia in adults 50 years and above. Preparations for the start of the phase III program are underway. Phase II clinical trials started in June 2022 to assess the use of the vaccine in the paediatric population.

Financial considerations
Under the terms of the agreement, GSK has acquired 100% of the outstanding shares of Affinivax. The acquisition comprised an upfront payment of $2.1 billion paid upon closing and two potential milestone payments of $0.6 billion to be paid upon the achievement of certain paediatric clinical development milestones. The transaction was subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott- Rodino Anti-Trust Improvements Act of 1976. GSK will account for the transaction as a business combination.

Pneumococcal disease
Pneumococcal disease is an umbrella term used to describe any infection caused by the bacteria Streptococcus pneumoniae, a leading cause of acute bacterial infections worldwide. It has a broad clinical spectrum including bloodstream infections (sepsis), pneumonia, meningitis, and other milder diseases such as sinusitis and otitis media. A broadly recognized unmet medical need remains despite the availability of current vaccines. Pneumococcal pneumonia causes an estimated 150,000 hospitalisations each year in the United States; pneumococcal meningitis and bacteremia killed approximately 3,250 people in the United States in 2019[1].

MAPSTM technology platform
Multiple Antigen Presenting System (MAPS) is a novel and highly efficient vaccine technology platform that enables the precise, high-affinity binding of pathogen-derived polysaccharides and proteins of immune-relevance into a single vaccine. Immunisation with the resulting polysaccharide-protein complexes induces a broad and potentially protective B-cell (antibody) response to the polysaccharides and a separate B-cell and T-cell immune response to the proteins. The distinctive plug-and-play nature of MAPSTM enables the targeting of a broad range of infectious diseases.

The initial use of the technology has been directed primarily toward preventing pneumococcal disease. Applicability of the technology has also been demonstrated for additional infectious disease pathogens, including those that cause hospital-acquired infections.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

[1] US Centers for Disease Control and Prevention, Fact facts - pneumococcal disease. Available here: https://www.cdc.gov/pneumococcal/about/facts.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 16, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc